Exhibit 8.1

List of Significant Subsidiaries and VIEs of the Registrant

Subsidiaries	Place of incorporation
NIPG HOLDINGS LIMITED	United Arab Emirates
Ninjas in Pyjamas Gaming AB	Sweden
ESVF (Hong Kong) Esports Limited	Hong Kong
Mining Ninjas Ltd.	British Virgin Islands
Mining Ninjas US, Inc.	United States
Wuhan Muyecun Internet Technology Co., Ltd.	PRC
Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd.	PRC
Shenzhen Weiwu Esports Internet Technology Co., Ltd.	PRC
Hongli Culture Communication (Guangxi) Co., Ltd.	PRC
Hongli Culture Communication (Wuhan) Co., Ltd.	PRC

VIE	Place of incorporation
Wuhan Alunyou Network Information Development Co., Ltd.	PRC